File No. 69-228



                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                  FORM U-3A-2


       STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
         FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                  OF 1935

                                 NICOR Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.NICOR Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

Northern Illinois Gas Company and Subsidiary

Northern Illinois Gas Company, an Illinois corporation, is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves approximately 1.9 million customers in more than 600 communities and adjacent areas in 35 counties. Northern Illinois Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Northern
Illinois Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Northern Illinois Gas, is a partner in a small oil and gas production project.

Birdsall, Inc. and Subsidiaries

Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation,




Birdsall, Inc. and Subsidiaries (concluded)

is engaged in containerized liner shipping between the Port of Palm
Beach, Florida and 26 ports in the Caribbean and Central America.
Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship
S.A. - Dominican Republic; Tropical Shipping of Canada Inc. - Delaware; Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A. - Mexico; Tropical Shipping, Inc. - Delaware; and Tropical Shipping International, Ltd. - Bahamas, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd.
- Bahamas and Seven Seas Insurance Company, Inc. - Florida insure marine risk for cargo.

Other Subsidiaries

NICOR Energy Services Company, a Delaware corporation, offers service contracts on residential heating, air conditioning and water heating equipment in various communities of northern Illinois.

NICOR Technologies Inc., a Delaware corporation, moves new technologies, primarily natural gas-related, from concept to marketplace and offers consulting services to the natural gas industry.

NICOR Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries, all of which are Delaware corporations: NICOR NGV Corp. is in a partnership which provides turnkey natural gas fueling station services for the natural gas vehicle market; NICOR Gas Exchange Company provides real-time information application to a local distribution company; NICOR Hub Inc. is a partner in a limited-liability company which promotes, administers, and develops market-area hubs; NICOR Energy Management Services Company provides gas marketing and related services to Northern Illinois Gas transportation customers; and NICOR Energy Solutions Inc., acts as a general contractor for cogeneration development projects, providing equipment maintenance services and guaranteeing improved energy efficiency.

NICOR Oil and Gas Corporation, a Delaware corporation, is a holding company formerly engaged in gas and oil exploration and production operations which were sold.

NICOR National Inc., a Delaware corporation, and its two wholly owned subsidiaries, NICOR National Louisiana Inc. and NICOR National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets.

NICOR Mining Inc., a Delaware corporation, formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2.Gas Distribution Properties. The gas distribution, transmission and storage system of Northern Illinois Gas is wholly within the State of Illinois and includes approximately 28,000 miles of mains, approximately 25,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Northern Illinois Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools and communication, computer and office equipment, as required for the conduct of its business.

3.The following information relates to Northern Illinois Gas Company for calendar year 1996:

a. Mcf of natural gas distributed at
   retail (1)                              314,035,408

b. Mcf of natural gas distributed at
   retail outside of Illinois                  None

c. Mcf of natural gas sold at wholesale
   outside of or at the state line of
   Illinois (2)                                182,395

d. Mcf of natural gas purchased outside
   of or at the state line of Illinois (3) 324,678,177

(1)Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 14,925,910 Mcf. In addition, 154,166,948 Mcf and 73,485,907 Mcf of customer-owned gas were delivered to industrial and commercial consumers, respectively, through transportation agreements.
(2)Represents transactions with a third party such as a marketer, broker and/or other reseller of natural gas, undertaken for the benefit of retail ratepayers. No gas was sold directly to end-users outside the state of Illinois.
(3)Although this gas is purchased outside of Illinois, it is transported to Illinois by nonaffiliated pipelines and virtually all of the gas is delivered inside the State.

4.Not applicable.

                                 Signature


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1997.


                                             NICOR Inc.



                                             By     DAVID L. CYRANOSKI
                                                    David L. Cyranoski
                                                  Senior Vice President,
                                                 Secretary and Controller

CORPORATE SEAL





ATTEST:



          A. C. ALLISON
          A. C. Allison
       Assistant Secretary








Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

              D. L. Cyranoski
              Senior Vice President,
              Secretary and Controller

              NICOR Inc.
              P. O. Box 3014
              Naperville, Illinois  60566-7014

                             Exhibits Index


 Exhibit
 Number                          Description

  A-1    NICOR Inc. Consolidating Statement of Income

  A-2    NICOR Inc. Consolidating Balance Sheet

  A-3    NICOR Inc. Consolidating Statement of Retained Earnings

  A-4    Birdsall, Inc. Consolidating Statement of Income

  A-5    Birdsall, Inc. Consolidating Balance Sheet

  A-6    Birdsall, Inc. Consolidating Statement of Retained Earnings

   B     NICOR Inc. Consolidated Financial Data Schedule

   C     Not applicable.


                                                           NICOR Inc.                                     Exhibit A-1
                                               Consolidating Statement of Income                          (Unaudited)
                                             For the Year Ended December 31, 1996
                                               (Millions, except per share data)
                                                                                         Discontinued
                                                Northern                                  Operations,
                                                Illinois   Consolidated                   Adjustments
                                       NICOR       Gas       Birdsall,        Other           and
                                       Inc.      Company       Inc.    (a)Subsidiaries   Eliminations   Consolidated

Operating revenues                   $          $1,610.2     $  195.0       $   52.7        $   (7.2)      $1,850.7

Operating expenses
 Cost of gas                                     1,008.9                        43.0            (7.2)      1,044.7
 Operating and maintenance                2.7      156.6        156.0           11.4                         326.7
 Depreciation                                      111.8         13.4             .1                         125.3
 Taxes, other than income
   taxes                                           117.4          3.4             .1                         120.9
                                          2.7    1,394.7        172.8           54.6            (7.2)      1,617.6

Operating income (loss)                  (2.7)     215.5         22.2           (1.9)                        233.1
Other income (expense)
 Income from continuing
   subsidiaries                         120.3                                                 (120.3)
 Interest income                          2.0         .1          1.4             .1            (2.0)          1.6
 Other, net                               2.0        (.5)          .4            (.1)             .2           2.0
                                        124.3        (.4)         1.8                         (122.1)          3.6
Income (loss) before interest
 on debt and income taxes               121.6      215.1         24.0           (1.9)         (122.1)        236.7

Interest on debt, net of
 amounts capitalized                      1.9       44.4          1.9             .1             (.5)         47.8
Income (loss) before income
 taxes                                  119.7      170.7         22.1           (2.0)         (121.6)        188.9

Income taxes                             (2.4)      63.6          7.7            (.8)            (.4)         67.7
Income (loss) from continuing
 operations                             122.1      107.1         14.4           (1.2)         (121.2)        121.2

Income (loss) from discontinued
  operations, net of income taxes        13.8                                                    1.2          15.0
Net income (loss)                       135.9      107.1         14.4           (1.2)         (120.0)        136.2

Dividends on preferred stock               .4         .5                                         (.5)           .4
Earnings (loss) applicable
  to common stock                     $ 135.5   $  106.6     $   14.4         $ (1.2)       $ (119.5)     $  135.8

Average shares of common stock
  outstanding                                                                                                 50.0

Earnings per average share of
  common stock from:
    Continuing Operations                                                                                   $ 2.42
    Discontinued Operations                                                                                    .30

                                                                                                            $ 2.72
<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-4.
<F2>
Note:  Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of NICOR Inc.
       consolidated assets.



                                                           NICOR Inc.                                          Exhibit A-2
                                                  Consolidating Balance Sheet                                  Page 1 of 2
                                                       December 31, 1996                                       (Unaudited)
                                                           (Millions)
                                                                                              Discontinued
                                                    Northern                                   Operations,
                                                    Illinois                                   Adjustments
                                           NICOR       Gas      Birdsall,         Other            and
                                           Inc.      Company       Inc.  (a)  Subsidiaries    Eliminations   Consolidated

ASSETS

Current assets
  Cash and cash equivalents              $    3.4   $    4.4       $   12.7     $    1.4        $   (1.4)      $   20.5
  Short-term investments, at cost
    which approximates market                                          12.2           .5                           12.7
  Receivables,
    less allowances of $7.7                  79.2      303.6           24.2         20.2           (87.2)         340.0
  Gas in storage, at last-in,
    first-out cost                                     118.2                                                      118.2
  Deferred gas costs                                    51.1                                                       51.1
  Other                                        .8       28.2            3.7           .1            (1.9)          30.9
                                             83.4      505.5           52.8         22.2           (90.5)         573.4

Investments in continuing
  subsidiaries                              804.4                                                 (804.4)

Property, plant and equipment,
  at cost
    Gas distribution                                 2,942.8                                        14.5        2,957.3
    Shipping                                                          233.9                                       233.9
    Other                                                                            1.5                            1.5
                                                     2,942.8          233.9          1.5            14.5        3,192.7

  Less accumulated depreciation                      1,280.9          125.1           .3            14.5        1,420.8
                                                     1,661.9          108.8          1.2                        1,771.9

Other assets                                (18.0)      77.8            6.0          1.1            26.4           93.3

                                         $  869.8   $2,245.2       $  167.6     $   24.5        $ (868.5)      $2,438.6


<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-5 page 1 of 2.


                                                        NICOR Inc.                                              Exhibit A-2
                                               Consolidating Balance Sheet                                      Page 2 of 2
                                                    December 31, 1996                                           (Unaudited)
                                                        (Millions)

                                                                                               Discontinued
                                                     Northern                                   Operations,
                                                     Illinois                                   Adjustments
                                            NICOR       Gas      Birdsall,         Other            and
                                            Inc.      Company       Inc.  (a)  Subsidiaries    Eliminations   Consolidated

LIABILITIES AND CAPITALIZATION

Current liabilities
  Long-term obligations due
    within one year                       $          $   25.5     $              $               $    (.5)      $   25.0
  Short-term borrowings                       19.0      284.2                          .1           (11.3)         292.0
  Accounts payable                            10.8      291.5         22.1           21.7           (12.2)         333.9
  Gas refunds due customers                               1.3                                                        1.3
  Other                                       17.2       81.3           .3                          (51.2)          47.6
                                              47.0      683.8         22.4           21.8           (75.2)         699.8

Deferred credits and other
  liabilities
    Deferred income taxes                     23.6      179.5          8.8                            (.3)         211.6
    Regulatory income tax
      liability                                          83.8                                                       83.8
    Unamortized investment
      tax credits                                        48.4                                                       48.4
    Other                                     62.1       61.8          4.6                           11.4          139.9
                                              85.7      373.5         13.4                           11.1          483.7

Capitalization
  Long-term debt                                        495.5         22.5             .6             (.6)         518.0
  Preferred stock
    Redeemable                                 7.4        8.6                                        (8.6)           7.4
    Nonredeemable                               .1        1.4                                        (1.4)            .1
  Common stock                               123.7       76.1           .5            7.5           (84.1)         123.7
  Paid-in capital                             23.8      107.9                                      (107.9)          23.8
  Retained earnings                          582.1      498.4        108.8           (5.4)         (601.8)         582.1
                                             737.1    1,187.9        131.8            2.7          (804.4)       1,255.1

                                          $  869.8   $2,245.2     $  167.6       $   24.5        $ (868.5)      $2,438.6


<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-5 page 2 of 2.


                                                       NICOR Inc.                                             Exhibit A-3
                                      Consolidating Statement of Retained Earnings                            (Unaudited)
                                          For the Year Ended December 31, 1996
                                                       (Millions)

                                                                                              Discontinued
                                                    Northern                                   Operations,
                                                    Illinois                                   Adjustments
                                           NICOR       Gas      Birdsall,         Other           and
                                           Inc.      Company       Inc.  (a)  Subsidiaries    Eliminations   Consolidated


Balance at beginning of year             $  512.4   $  516.0     $  107.2       $   (4.2)         $ (619.2)    $  512.2

Net income (loss)                           135.9      107.1         14.4           (1.2)           (120.0)       136.2

Dividends on common stock                   (65.8)    (124.1)       (12.8)                           136.8        (65.9)

Dividends on preferred stock                  (.4)       (.6)                                           .6          (.4)

Balance at end of year                   $  582.1   $  498.4     $  108.8        $  (5.4)         $ (601.8)    $  582.1


<F1>
(a) From Birdsall, Inc. Consolidated column on Exhibit A-6.


                                                       Birdsall, Inc.                                     Exhibit A-4
                                             Consolidating Statement of Income                            (Unaudited)
                                            For the Year Ended December 31, 1996
                                                         (Millions)
                                                 Tropical
                                                Shipping &     Birdsall                     Adjustments
                                 Birdsall,     Construction   Shipping,        Other            and
                                    Inc.      Company, Ltd.      S.A.      Subsidiaries    Eliminations   Consolidated

Operating revenues                $  44.5        $ 175.3       $  10.0        $  29.8         $ (64.6)       $ 195.0

Operating expenses
  Operating and maintenance          39.8          151.6           4.2           25.0           (64.6)         156.0
  Depreciation                        3.4            7.6           2.1             .2              .1           13.4
  Taxes, other than income
    taxes                             2.0            1.2                           .2                            3.4
                                     45.2          160.4           6.3           25.4           (64.5)         172.8
Operating income (loss)               (.7)          14.9           3.7            4.4             (.1)          22.2

Other income (expense)
  Interest income                      .1             .9                           .4                            1.4
  Other, net                         21.8            4.7                          2.0           (28.1)            .4
                                     21.9            5.6                          2.4           (28.1)           1.8
Income (loss) before interest
  on debt and income taxes           21.2           20.5           3.7            6.8           (28.2)          24.0

Interest on debt, net of
  amounts capitalized                 1.7             .4           (.2)                                          1.9
Income (loss) before income
  taxes                              19.5           20.1           3.9            6.8           (28.2)          22.1

Income taxes                          5.8             .3                          1.6                            7.7

Net income (loss)                 $  13.7        $  19.8       $   3.9        $   5.2         $ (28.2)       $  14.4


                                                      Birdsall, Inc.                                          Exhibit A-5
                                               Consolidating Balance Sheet                                    Page 1 of 2
                                                    December 31, 1996                                         (Unaudited)
                                                        (Millions)
                                                     Tropical
                                                    Shipping &      Birdsall                    Adjustments
                                     Birdsall,     Construction    Shipping,       Other            and
                                        Inc.      Company, Ltd.       S.A.     Subsidiaries    Eliminations   Consolidated

ASSETS

Current assets
  Cash and cash equivalents           $    .5        $  11.5        $             $    .7         $              $  12.7
  Short-term investments, at cost
    which approximates market                            8.5                          3.7                           12.2
  Receivables,
    less allowances of $1.3                .5           21.1                          2.6                           24.2
  Other                                   2.2            1.3                           .2                            3.7
                                          3.2           42.4                          7.2                           52.8

Investments in subsidiaries               6.2           28.6                          2.3           (37.1)

Property, plant and equipment,
  at cost                                63.5          113.9           47.3           6.0             3.2          233.9
  Less accumulated depreciation          40.1           57.0           21.8           3.3             2.9          125.1
                                         23.4           56.9           25.5           2.7              .3          108.8

Other assets                              6.4            4.3            3.4           6.3           (14.4)           6.0

                                      $  39.2        $ 132.2        $  28.9       $  18.5         $ (51.2)       $ 167.6



                                                        Birdsall, Inc.                                      Exhibit A-5
                                                 Consolidating Balance Sheet                                Page 2 of 2
                                                      December 31, 1996                                     (Unaudited)
                                                          (Millions)
                                                   Tropical
                                                  Shipping &      Birdsall                    Adjustments
                                   Birdsall,     Construction    Shipping,       Other            and
                                      Inc.      Company, Ltd.       S.A.     Subsidiaries    Eliminations   Consolidated

LIABILITIES AND CAPITALIZATION

Current liabilities
  Accounts payable                  $  10.0        $  20.6        $    .6       $   5.4         $ (14.5)       $  22.1
  Other                                  .1             .3                                          (.1)            .3
                                       10.1           20.9             .6           5.4           (14.6)          22.4

Deferred credits and other
  liabilities
    Deferred income taxes               8.8                                                                        8.8
    Other                               1.8            1.8             .8            .2                            4.6
                                       10.6            1.8             .8            .2                           13.4

Capitalization
  Long-term debt                       22.5                                                                       22.5
  Preferred stock                                      2.1                                         (2.1)
  Common stock                          0.5                                         3.3            (3.3)            .5
  Paid-in capital                                                    25.2           1.8           (27.0)
  Retained earnings                    (4.5)         107.4            2.3           7.8            (4.2)         108.8
                                       18.5          109.5           27.5          12.9           (36.6)         131.8

                                    $  39.2        $ 132.2        $  28.9       $  18.5         $ (51.2)       $ 167.6


                                                   Birdsall, Inc.                                        Exhibit A-6
                                    Consolidating Statement of Retained Earnings                         (Unaudited)
                                        For the Year Ended December 31, 1996
                                                     (Millions)
                                                   Tropical
                                                  Shipping &     Birdsall                  Adjustments
                                    Birdsall,    Construction   Shipping,      Other           and
                                       Inc.     Company, Ltd.      S.A.    Subsidiaries   Eliminations  Consolidated


Balance at beginning of year         $             $ 106.8       $   2.4      $   2.1        $  (4.1)      $ 107.2

Net income (loss)                       13.7          19.8           3.9          5.2          (28.2)         14.4

Dividends on common stock              (12.8)        (19.2)         (4.0)        (4.9)          28.1         (12.8)

Adjustment                              (5.4)                                     5.4


Balance at end of year               $  (4.5)      $ 107.4       $   2.3      $   7.8        $  (4.2)      $ 108.8





                                                                Exhibit B
                                                               (Unaudited)





                                NICOR Inc.
                   Consolidated Financial Data Schedule
                   For the Year Ended December 31, 1996
                                (Millions)





             1.  Total Assets                        $2,438.6

             2.  Total Operating Revenues             1,850.7

             3.  Net Income                             136.2